SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                      TELEPORT COMMUNICATIONS GROUP INC.
                               (Name of Issuer)

                             CLASS A COMMON STOCK
                                $.01 PAR VALUE
                        (Title of Class of Securities)

                                  679463 107
                                (CUSIP Number)

                                 Stanley Wang
                              Comcast Corporation
                              1500 Market Street
                     Philadelphia, Pennsylvania 19102-2148
                                (215) 665-1700
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               October 22, 1996
                    (Date of Event Which Requires Filing of
                                This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

           Comcast Corporation ("Comcast") hereby amends and supplements its Report on Schedule 13D, originally filed on July 17, 1996 (the "Schedule 13D"), to disclose its agreement to acquire shares of Class A Common Stock, $.01 par value per share (the "Shares"), of Teleport Communications Group Inc. ("TCGI").
           Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.    Identity and Background.

           The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented to include the following information:

           This Amendment is filed pursuant to Rule 13(d)-2(a) on behalf of Comcast to report the agreement on October 22, 1996 by Comcast to acquire Shares from TCGI. See Item 6.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

           The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

           On October 22, 1996, TCGI and Comcast agreed that TCGI would purchase Comcast's 51% equity interest in their joint venture, Comcast CAP of Philadelphia, Inc. ("Comcast CAP"), in exchange for 2,757,083 Shares of TCGI (such exchange, the "Comcast CAP Purchase"). Consummation of the Comcast CAP Purchase is subject to customary closing conditions.

                                  SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  December 23, 1996

                                 Comcast Corporation


                                 By: /s/ Arthur R. Block
                                    --------------------------------
                                    Name:  Arthur R. Block
                                    Title: Vice President